CoroWare

13110 NE 177th Place, #145

Woodinville, WA 98072

Phone: (844) 641-2676

Fax: (844) 641-2676

http://www.coroware.com

October 5, 2021

SECURITIES AND EXCHANGE COMMISSION

Division of Corporate Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Re:	Coroware, Inc.
Offering Statement on Form 1-A
Filed August 31, 2021
File No. 024-11619

To Whom It May Concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CoroWare, Inc. (the “Company”) hereby respectfully requests that the acceleration request dated September 14, 2021 for the above-referenced Tier 1 Offering Statement on Form 1-A (the “Offering Statement”) be withdrawn at this time.

The Company shall be amending the Offering Statement on Form 1-A and will submit a subsequent acceleration request that references an approved Blue Sky registration.

Should the Staff have any additional questions or comments regarding the foregoing, please do not hesitate to contact Gary L. Blum, Esq at (213) 369-8112 or me directly at (206) 919-1278.

Sincerely yours,

/s/ Lloyd T. Spencer
Lloyd T. Spencer
President and CEO
CoroWare, Inc.